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                            [LOGO CANADA NEWSWIRE]

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             News release via Canada NewsWire, Toronto 416-863-9350


                                                               [CERTICOM LOGO]


                     Attention Business/Technology Editors:

GoAMERICA AND CERTICOM TEAM TO INCREASE SECURITY FOR WIRELESS COMMUNICATIONS

     Certicom's Elliptic Curve Cryptography (ECC) to Ensure Secure Communications for Wireless Access to Enterprise Data and M-Commerce Transactions Over GoAmerica's Wide Range of Devices and Networks

     HAYWARD, CA, May 15 /CNW/ -- Certicom (Nasdaq: CERT and TSE: CIC), a leading provider of m-commerce security, and Go America, Inc. (Nasdaq: GOAM), a leading provider of nationwide wireless Internet and wireless data communications services, today announced an alliance which will enable GoAmerica to add Certicom's elliptic curve cryptography (ECC) security technology to its wireless services. The agreement will allow GoAmerica to deliver its wireless solutions with an additional layer of security using Certicom technology, empowering clients to use mobile devices with maximum speed, privacy and authentication for personal and corporate transactions.

     "Certicom's leading technology is certainly a critical element in providing an additional layer of wireless security required by corporations and financial institutions," said Aaron Dobrinsky, president of GoAmerica, "combined with the GoAmerica Go.Web technology, corporate and commercial developers can now quickly, easily and affordably provide wireless applications with enhanced security for businesses and mobile professionals."

     GoAmerica allows businesses and individuals to access the Internet, their corporate intranets and POP3 email using a wide range of wireless devices on a variety of nationwide wireless networks. GoAmerica's proprietary Go.Web technology optimizes wireless data communications by adding compression, security and content customization prior to transmission.

     Certicom's high performance ECC technology provides the added security layer needed to ensure secure real-time wireless communications and transactions. Unique to Certicom's security offering is the ability to provide digital signature capability on the mobile device itself, which assures that the communication is authentic and secure. With the proliferation of wireless devices in today's economy, the need for client authentication becomes critical for the elimination of Internet fraud and identity theft.

     "GoAmerica is providing today's wireless generation with new choices for instant access capability," said Rick Dalmazzi, president and CEO of Certicom Corp. "Our developments will couple two leading-edge technologies -- ECC security and GoAmerica's wireless Internet and communications solutions to extend the possibilities of electronic and mobile commerce."


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     About Elliptic Curve Cryptography

     Developed for a broad range of computing platforms and maximum interoperability, Certicom's Elliptic Curve Cryptography (ECC) technology enables strong, high performance security for many pieces of the computing infrastructure, including the new generation of small form-factor products such as handheld computers, pagers, cell phones and smart cards. Certicom's patented implementation of ECC technology provides a more efficient alternative to conventional public key cryptographic algorithms in many mobile and wireless environments, allowing for faster processing speed, reduced bandwidth usage and decreased battery requirements. These advantages make Certicom's ECC-based security technology particularly well suited to mobile devices that incorporate less powerful processors, such as handheld computing devices, Internet-enabled phones and two-way pagers.

     About GoAmerica

     GoAmerica, Inc., based in Hackensack, N.J., is a nationwide wireless Internet service provider. GoAmerica enables its individual and business subscribers to access remotely the Internet, email and corporate intranets in real time through a wide variety of mobile computing and wireless network devices. Through its Wireless Internet Connectivity Center, GoAmerica offers its subscribers comprehensive and flexible mobile data solutions for wireless Internet access by providing wireless network services, mobile devices, and subscriber service support. For more information, call 888-462-4600 or visit www.goamerica.net.

     About Certicom

     Certicom is an encryption technology company specializing in security solutions for mobile computing and wireless data markets, including m- commerce. Major computing and communications companies such as Palm Inc., BellSouth Wireless Data, Motorola, Pitney Bowes, and QUALCOMM incorporate Certicom's technology into electronic commerce software, wireless messaging applications, and smart cards. Certicom is a leading source for a complete range of OEM security products and services, including cryptographic toolkits, custom implementations, and security integration services and consulting. Certicom's worldwide sales and marketing operations are based in Hayward, California, with cryptographic research and product development in Toronto, Canada. For more information, visit Certicom's Web site at http://www.certicom.com.

     Certicom is a registered trademark of Certicom Corp. "GoAmerica" is a trademark of GoAmerica, Inc. All other companies and products listed herein are trademarks or registered trademarks of their respective holders.

     With respect to Certicom: Except for historical information contained herein, this press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the acceptance of mobile and wireless devices and the continued growth of e-commerce and m-commerce (mobile e-commerce), the increase of the demand for mutual authentication in m-commerce transactions, the acceptance of Elliptic Curve Cryptography (ECC) technology as an industry standard, the market acceptance of our principle products and sales of our customer's products, the impact of competitive products and technologies, the possibility of our products infringing patents and other intellectual property of third parties, and costs of product development. Certicom will not update these forward- looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect Certicom's financial results is included in the documents Certicom files from time to time with the Securities and Exchange Commission and Canadian securities regulatory authorities including Certicom's Registration Statement on Form F-10.

     With respect to GoAmerica: This news release contains certain forward-looking statements intending to qualify for the safe harbor provisions of the

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Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, which may affect GoAmerica, Inc.'s business, prospects and results of operations. GoAmerica, Inc.'s business is subject to a number of significant risks, including, but not limited to, risks relating to GoAmerica, Inc.'s ability to increase and maintain its subscriber base, uncertainties relating to the future demand for services in the emerging wireless data services market and GoAmerica, Inc.'s ability to successfully grow its infrastructure and manage expanded operations. Such risks and others are more fully set forth in GoAmerica, Inc.'s filings with the Securities and Exchange Commission.

For further information: Lorraine Kauffman, Public Relations, Certicom Corp.,
(510) 780-5417, lkauffman@certicom.com; Kent Chapline, Springbok Technologies for GoAmerica, (972) 480-9458, kchapline@springbok.com; Jessica Johannes, Lutchansky Communications for Certicom, (408) 938-9050 x 15, jessica@lcomm.com